UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2011

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers ID (CNPJ) 02.429.144/0001-93

Company Registry NIRE 353.001.861-33

EXCERPT FROM THE MINUTES OF 191ST MEETING OF THE BOARD OF

DIRECTORS HELD ON DECEMBER 26, 2011

1.  DATE, TIME AND PLACE: On the 26th (twenty-sixth) day of the month of December 2011, at 10 a.m. (ten a.m.) at the headquarters of CPFL Energia S.A. (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, nº 1510, 14th floor in the City of São Paulo, State of São Paulo.

2.  CALL: The meeting was called pursuant to Paragraph 1 of Article 17 of the Bylaws of the Company.

3.  ATTENDANCE: All members of the Board of Directors (“Board”).

4.  CHAIR: Chairman – Murilo Passos and Secretary – Gisélia Silva.

5.   AGENDA:  (i) To take cognizance of the recommendation of the Budget Commission regarding the budgetary proposal for 2012 and the multi-annual projections for the 2013/2016 presented by the Board of Executive Officers, and (ii)  To examine, discuss and vote on the 2012 Budget and the 2012/2016 Multi-Annual Plan.

6. SUBJECTS DISCUSSED AND RESOLUTIONS:

Known to all present, the reading of the Agenda was waived. It was resolved that the minutes of this meeting would be drawn up in a summary form, permitting the right to dissent, with such manifestations to be filed at the Company’s headquarters, and the publication of the minutes in summary form was approved, with the omission of the signatures of the members.

The votes of the members nominated by the controlling shareholders shall be counted pursuant to items 5.1 and 7.1 of the Shareholders’ Agreement filed with the Company dated March 22, 2002, as amended on August 27, 2002, November 5, 2003 and December 6, 2007.

After discussion of the subjects on the agenda, the Board:

(6.i)      Took cognizance of the recommendation of the Budget Commission (“the Commission”) to the Board of Directors regarding the 2012 Budget and the 2012/2016 Multi-Annual Plan, issued on December 19 p.p.;  and

(6.ii)     After analysis and discussion of the Commission’s recommendation, decided (i) to approve by unanimous vote and pursuant to the conditions of item “b” of Article 17 and section VI of Article 21 of the Company’s Bylaws, the 2012 Budget and the 2012/2016 Multi-Annual Plan proposed by the Board of Executive Officers, also recommending to the Managers of the subsidiary companies the casting of favorable votes for approving their respective 2012 Budgets and the 2012/2016 Multi-Annual Plans, and (ii) to authorize the Board of Executive Officers to take the measures necessary to obtain the funds that are contemplated in the Company’s and subsidiaries’ 2012 Budgets, in accordance with the premises presented in the Term Sheets and as foreseen in the CPFL Energia Policy for Obtaining Funds and Offering Guarantees.

CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers ID (CNPJ) 02.429.144/0001-93

Company Registry NIRE 353.001.861-33

7. CLOSURE: With no further business to conduct, the meeting was adjourned at which time these minutes were drawn up, read and approved and subsequently signed by the Members present and by the secretary. Murilo Passos, Ivan de Souza Monteiro, Francisco Caprino Neto, Cláudio Palaia, Renê Sanda, Carlos Alberto Cardoso Moreira, Ana Dolores M. Carneiro de Novaes e Gisélia Silva.

I hereby certify that these minutes are a summary of the original minutes as copied into its Own Book.

Gisélia Silva

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 27, 2011

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.